LAW OFFICES OF
ERIC P. LITTMAN, P.A.
7695 SW 104TH STREET
OFFICES AT PINECREST
SUITE 210
MIAMI, FL 33156
TELEPHONE :  (305) 663-3333
                                     FACSIMILE :   (305) 668-0003
   EMAIL :   Elittman@aol.com

SENT VIA EMAIL: collinska@sec.gov

Ms. Kathleen Collins
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Pay Mobile, Inc.
Form 8-K filed June 12, 2012
File No. 001-16851

Dear Kathy:

Please be advised that we are in receipt of your August 23,  2012 letter with respect to Pay Mobile, Inc. and specifically its Form 8-K for the period filed June 12, 2012. In response to your letter please be advised as follows:

1.	We have amended the 8-K and put the disclosure in Item 2.01 and included the requested financial statements.

2.	In the amended 8-K, We have expanded the disclose as to why the Company decided to rescind the previous acquisition of Pay Mobile Delaware.

I trust that this is responsive to your comments.

Very truly yours,

/s/Eric P. Littman
Eric P. Littman
EPL/sl